    As filed with the Securities and Exchange Commission on January 31, 2000
                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  -----------
                           AMERICAN TOWER CORPORATION
             (Exact name of registrant as specified in its charter)
                Delaware                               65-0723837
     (State or Other Jurisdiction of    (I.R.S. Employer Identification Number)
     Incorporation or Organization)

               116 Huntington Avenue, Boston, Massachusetts 02116
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  -----------
                                STEVEN B. DODGE
                           American Tower Corporation
                             116 Huntington Avenue
                          Boston, Massachusetts 02116
                                 (617) 375-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -----------
                                    Copy to:
        NORMAN A. BIKALES, ESQ.                    JOHN T. BOSTELMAN
        Sullivan & Worcester LLP                  Sullivan & Cromwell
         One Post Office Square                     125 Broad Street
      Boston, Massachusetts 02109               New York, New York 10004

                                  -----------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                  -----------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                       Proposed
                                         Proposed      Maximum
  Title of each Class of     Amount      Maximum      Aggregate    Amount of
     Securities to be        to be    Offering Price   Offering   Registration
      Registered(1)        Registered  Per Share(1)    Price(1)       Fee
------------------------------------------------------------------------------
Class A Common Stock par
 value $.01 per share....  11,730,000     $38.38     $450,138,750   $118,837
------------------------------------------------------------------------------
------------------------------------------------------------------------------

   (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION DATED JANUARY 31, 2000

                                8,500,000 Shares

                              Class A Common Stock

                                   --------

  Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT". On January 27, 2000, the closing sale price of our Class A common stock was $38.38.

  The underwriters have an option to purchase a maximum of 1,275,000 additional shares to cover over-allotments of shares.

  Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock to ten votes per share generally. After this offering and the consummation of pending acquisitions, Steven B. Dodge and the other executive officers and directors, together with their affiliates, will have approximately 45.3% of the combined voting power.

  Investing in our Class A common stock involves risks. See "Risk Factors" on page 10.

                                                    Underwriting
                                          Price to  Discounts and  Proceeds to
                                           Public    Commissions  American Tower
                                          --------- ------------- --------------
Per Share................................   $           $              $
Total....................................   $           $             $

  Delivery of the shares of Class A common stock will be made on or about     ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           Credit Suisse First Boston


                The date of this prospectus is February  , 2000.

                                     [LOGO]

                                     [map]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Note to Reader......................  (ii)
Summary.............................     1
Risk Factors........................    10
Capitalization......................    14
Use of Proceeds.....................    16
Dilution............................    16
Market Prices and Dividend Policy...    17
Unaudited Pro Forma Condensed
 Consolidated Financial Statements..    18

                                       Page
                                       ----
Description of Certain
 Indebtedness.......................    27
Description of Capital Stock........    29
Underwriting........................    32
Notice to Canadian Residents........    34
Validity of the Shares..............    35
Experts.............................    35
Where You Can Find More Information..   36

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 NOTE TO READER

The Way We Describe Ourselves in this Prospectus

   We have been actively buying other companies and raising capital for our business. We believe you will have a better picture of us if we show how we look with all those transactions included. Therefore, we present a lot of the information in this document on a "what if" basis to show how we would look if we had owned these purchased companies for all of the various periods or now. For the most part, this document describes us on this "what if" basis. This "what if" information includes all significant businesses we have acquired since the beginning of 1998. It also includes all significant businesses and asset purchases that we are now in the process of acquiring, if we have signed a legally binding contract.

   The special financial information called "pro forma" includes some but not all of the "what if" acquisitions. This pro forma information includes only the major acquisitions. We call the major acquisitions and transactions and other "what if" information used in this pro forma information the "Pro Forma Transactions". We occasionally refer to this pro forma information in the document text, but label it clearly when we do that. Our historical financial statements that we have incorporated by reference show us as we actually were, without any "what if" changes.

   Finally, a few places in the text of this document also refer to us as we actually exist, without any "what if" changes. We have tried to make it clear when that is the case.

   Unless otherwise stated, all information contained in this document assumes that we did not sell the additional shares the underwriters may buy at their option to cover over-allotments. See "Underwriting" on page 32.

Defined Terms

   We use certain terms in this document repeatedly. They have a very specific meaning that would be cumbersome to explain each time we use the term. For example, it would be cumbersome to list all the transactions that comprise the "Pro Forma Transactions" each time we use that term. Accordingly, we have given that term a defined meaning, as indicated by the initial capitalized letters of the term.

                                    SUMMARY

   This summary highlights selected information about us, including our pending mergers, acquisitions and other transactions. All information in this document gives effect to pending transactions, unless the context otherwise indicates. This summary is not complete and may not contain all of the information that you should consider before investing in our shares. You should carefully read this entire document, including the "Risk Factors" section beginning on page 10 and the financial statements, which are incorporated by reference from our 1998 Annual Report, March 1999 Quarterly Report, June 1999 Quarterly Report, September 1999 Quarterly Report and the Current Report on Form 8-K, dated September 17, 1999. We refer to those reports together as the "Historical Financial Statements."

                                 AMERICAN TOWER

   We are a wireless communications and broadcast infrastructure company with three operating segments.

  . We operate a leading network of communications towers and are the largest independent operator of broadcast towers in the United States.

  . We provide comprehensive network development services for wireless service providers and broadcasters.

  . We operate a leading teleport business, which transmits video, voice, data and Internet communications worldwide.

   We estimate that our three operating segments accounted for the following percentages of pro forma 1998 operating revenues:

  .  Towers--56%,

  .  Network development services--37%, and

  .  Teleports--7%.

   Towers. We believe we are the largest independent owner, operator and developer of broadcast and wireless communications towers in North America. Assuming consummation of all pending transactions, we operate a network of approximately 10,400 multi-user sites in the United States and Mexico, including approximately 300 broadcast tower sites. Of the 10,400 sites, approximately 9,000 are owned or leased sites and approximately 1,400 are managed or lease-sublease sites. Our U.S. network spans 48 states and the District of Columbia, with tower clusters in 43 of the 50 largest U.S. metropolitan statistical areas. Our developing Mexican network includes sites in highly populated areas such as Mexico City, Monterrey, Guadalajara, and Acapulco.

   Our primary business is the leasing of antenna space to a diverse range of wireless communications and broadcast industries. Wireless industries served include personal communications services ("PCS"), cellular, enhanced specialized mobile radio ("ESMR"), specialized mobile radio ("SMR"), paging, fixed microwave and fixed wireless. Our customers include AirTouch, Alltell, AT&T, AT&T Wireless Services, Bell Atlantic Mobile, BellSouth, GTE Mobilnet, Nextel, Omnipoint, PacBell, PageNet, PowerTel, PrimeCo PCS, Southwestern Bell
(SBC), Sprint PCS, Telligent, Western Wireless and WinStar. Through our broadcast tower network we serve most major radio and television broadcasters, including, ABC, AMFM, CBS, Clear Channel, Cox, Fox, Infinity, NBC, Paxson, Paramount, Sinclair, Tribune, TV Azteca and Univision.

   Network Development Services. We are a leading provider of network development services and components for both wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of RF engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also manufacture wireless infrastructure components and fabricate steel used for broadcast towers and other structures. We provide site acquisition services to most of the major wireless service providers and have constructed or are constructing towers on a build-to-suit basis for wireless and broadcast companies such as AirTouch, AT&T affiliates, AT&T Wireless Services, BellSouth, Nextel, Omnipoint, Paxson, PrimeCo PCS, Sinclair and Southwestern Bell.

   We have performed network development services for other companies on more than 10,000 sites. In 1998, we embarked on a major construction program with an emphasis on build-to-suit projects. We constructed approximately 1,050 towers for our own account in 1999, at an aggregate cost of approximately
$210.0 million, excluding broadcast towers. Our 2000 business plan calls for construction of approximately 1,200 towers for our own account at an estimated annual cost of between $196.0 million and $240.0 million. These figures do not include the construction of broadcast towers.

   Teleports. We are a leading video, voice, data and Internet satellite transmission company, providing services to both land and sea worldwide. Assuming consummation of pending transactions, we own and operate more than 160 satellite antennas in various locations across the United States, with major facilities in major metropolitan areas including New York, Washington D.C., San Francisco and Dallas, as well as major facilities serving the Northeast, Southwest, and Pacific Northwest. Our teleports are used by leading Internet, voice and data providers as well as television networks, broadcasters and cable programmers. Our customers include ABC, British Telecom, CBS, CNN, Deutsche Telekom, Fox, MCI Worldcom, TCI, Telefonica and Uunet. Through our subsidiary, Maritime Telecommunications Network, we are a leading provider of Internet, voice and data services to major cruiselines.

   For the year ended December 31, 1998, we had pro forma net revenues of $273.1 million and EBITDA of $91.9 million. For the nine months ended September 30, 1999, we had pro forma net revenues of $229.5 million and EBITDA of $83.3 million. This pro forma data includes the results of certain major acquisitions and transactions, but not all of them.

   We believe that site leasing activities generate the highest profit margins. We also believe that leasing activities are likely to grow rapidly because of our recent and pending acquisitions and our build-to-suit and other construction activities. These acquisitions and construction activities will increase significantly the number of antenna sites available for leasing. The industry trend towards outsourcing infrastructure needs may also result in a decline in our site acquisition and construction activities for other companies.

   We have a diversified base of more than 5,300 customers. Our largest customer, AirTouch, accounted for approximately 25% of our pro forma annualized August 1999 operating revenues. Our five largest customers accounted for approximately 46% of those revenues. Annualized August 1999 revenues may not be representative of historical revenues because revenues from service activities are highly variable due to their transactional nature. For example, one customer, Sprint PCS, accounted for approximately 12% of our pro forma operating revenues for the nine months ended September 30, 1999, principally as a result of several site acquisition projects during that period.

   We estimate that PCS accounted for more than 20% of our pro forma annualized August 1999 operating revenues, cellular accounted for approximately 16% of those revenues and paging accounted for approximately 12% of those revenues. We believe that no other industry sector accounted for more than 10% of those revenues. We believe, however, these industry sector percentages may not be indicative of what we will experience in the future. The importance of the different sectors will probably change because of the emergence of new wireless data providers and the anticipated growth of PCS, cellular and ESMR, compared to other wireless service providers. The relative contributions of the different sectors will also be affected as major wireless service providers create strategic alliances with independent operators, including in our case AirTouch and AT&T. Finally, the percentage of operating revenues derived from PCS will also be affected by the decline in our site acquisition and construction activities for that sector, as providers continue to outsource those requirements.

Growth Strategy

   We designed our growth strategy to create and then enhance our position as a leader in each of our operating segments. Our goals were:

  . to create a leading national footprint of desirable communications towers in all major markets in the United States,

  . to establish the capacity to profitably serve most of the infrastructure needs of the wireless service and broadcast industries, and

  .  to create a leader in data networking through our teleport facilities.

   We implemented our strategy through a combination of acquisitions and construction. Acquisitions were pursued initially with independent tower operators and other consolidators and more recently with major wireless service providers selling their towers. This acquisition strategy also broadened the scope of our network development services.

   Our strategy has enabled us to create an organization with a depth of personnel, computer and financial systems, sales and marketing, and engineering and other technical expertise to take advantage of the growth in wireless communications, digital television and the Internet. We believe we are well positioned competitively for growth because we can meet the majority of infrastructure requirements of wireless communications and digital television and are playing an increasing role in addressing the Internet's infrastructure needs. We will continue to pursue our growth strategy by:

  . maximizing utilization of antenna sites through targeted sales and marketing techniques,

  . capitalizing on our ability to provide full turnkey network development solutions principally through build-to-suit projects and other tower construction activities, and

  . pursuing strategic mergers and acquisitions with independent tower operators and wireless service providers, designed principally (a) to achieve enhanced operating efficiencies, (b) to take advantage of divestiture opportunities presented by wireless service providers, (c) to broaden and strengthen our penetration of major markets, (d) to facilitate entry into new geographic markets in the U.S. and abroad, and
     (e) to complement our construction program.

Recent Developments

 Consummated Transactions

   Since January 1, 1999, we have consummated more than 60 transactions involving the acquisition of more than 3,500 communications sites and related businesses and three teleport businesses for an aggregate purchase price of approximately $1.9 billion. This purchase price includes the payment of $1.2 billion in cash, the issuance of 21.2 million shares of Class A common stock, and the assumption of $193.7 million of debt. The most recent principal transactions were the following:

  Tower Transactions

   AirTouch transaction. In August 1999, we agreed to lease on a long-term basis up to 2,100 towers from AirTouch Communications. These towers are located in all of AirTouch's major markets, other than Los Angeles, San Diego and Kansas City, including Albuquerque, Atlanta, Cleveland, Denver, Detroit, Minneapolis, Omaha, Phoenix, Portland, San Francisco and Seattle. Our purchase price, based on 2,100 towers, is $800.0 million in cash and a five-year warrant to purchase 3.0 million shares of Class A common stock at $22.00 per share. The first closing under this transaction occurred in January, 2000. At that closing, we leased 800 towers, paid AirTouch $304.8 million in cash and issued a warrant for 3.0 million shares. The remaining stages of the closing are expected to occur, subject to the satisfaction of customary conditions, during the first half of 2000.

   Under the lease, we are entitled to all income generated from leasing space on the towers and are responsible for the payment of all expenses of the towers, including ground rent. AirTouch has reserved space on the towers for its antennas, for which it will pay us a site maintenance charge equal to $1,500 per month for each non-microwave reserved space and $385 per month for each microwave reserved space, with annual increases of 3%.

   We have also entered into an exclusive three-year build-to-suit agreement with AirTouch. Under that agreement, we have the right to build all of AirTouch's towers in all of the markets covered by the lease. AirTouch entered into a separate master lease covering all towers to be constructed pursuant to the build-to-suit agreement. Under the master lease, AirTouch will lease space for a period of ten years and has the option to extend for five, five-year periods. The rent is $1,500 per month for each non-microwave antenna site and $385 per month for each microwave antenna site, with annual increases of 3%. We expect this build-to-suit agreement will produce 400 to 500 towers.

   AT&T transaction. In September 1999, we agreed to purchase up to 1,942 towers from AT&T. These towers are located throughout the United States and were constructed by AT&T for its microwave operations. The purchase price is $260.0 million in cash, subject to adjustment if all towers are not purchased. The first closing under this transaction occurred in January, 2000. At that closing, we acquired 404 towers, entered into a build-to-suit agreement and paid AT&T $134.1 million. The remaining stages of the closing are expected to occur, subject to the satisfaction of customary conditions, during the first half of 2000.

   AT&T entered into a master lease agreement covering those towers we acquired and will acquire on which it conducts microwave operations. The lease has an initial term of ten years and AT&T will have five, five-year renewal options. The annual base rent for the microwave operations is approximately $1.0 million, payable in January of each lease year. The rent will be adjusted based upon AT&T's use of the towers, except that any downward adjustment can be used by AT&T as a credit only against future additional rent and not against the base rent. AT&T currently uses 468 of these towers for its microwave operations. We expect that as many as 50% of the towers may not be marketable, at least in the near future, because of location.

   We also entered into a build-to-suit agreement with AT&T Wireless Services. This agreement requires AT&T Wireless Services to present 1,200 sites nationwide from which we will select and be required to build 1,000 towers. There is a separate master lease with AT&T Wireless Services for the build-to-suit towers. The initial term is ten years, and AT&T has three, five-year renewals. The rent for lease supplements entered into in the initial year is $1,350 per month, per antenna site, increasing annually by $50 per year for lease supplements entered into in subsequent years. All rents will be subject to a 4% increase per year.

   UNIsite merger. In January 2000, we merged with UNIsite. The purchase price was $198.1 million, $149.4 million of which was paid in cash and $48.7 million in assumption of UNIsite's debt. The purchase price is subject to adjustment based on (a) the net working capital of UNIsite at closing and (b) the estimated cost to complete certain of UNISite's towers. At closing, UNIsite had more than 600 towers then completed or under construction. UNIsite's towers are located primarily in the Northeast and Midwest.

   Galaxy merger. In January 2000, we merged with Galaxy Engineering Services, a global turnkey provider of engineering consulting services, based in Atlanta, GA. The aggregate purchase price paid to the other Galaxy stockholders consisted of 523,113 shares of Class A common stock and $0.3 million in cash. We had previously purchased one-third of Galaxy for $0.5 million and loaned the $13.5 million. Galaxy provides wireless local loop/fixed wireless engineering, radio frequency ("RF") network design, drive testing, optimization, competitive benchmarking of wireless local loop, PCS and cellular networks, VQUAL(TM) voice quality analysis and transport engineering, interconnect and microwave services.

  Teleport Transactions

   ICG transaction. In December 1999, we acquired all of the stock of ICG Satellite Services and its subsidiary, Maritime Telecommunications Network for approximately $100.0 million in cash. The acquisition involved a major around-the-clock teleport facility in New Jersey and a global maritime telecommunications network headquartered in Miami, Florida. The acquired company provides voice, data, Internet and compressed video satellite services to major cruise lines, the U.S. military, Internet-related companies and international telecommunications customers. The New Jersey teleport and operations center has 12 existing antennas and one under construction that access satellites covering the continental U.S., South America and the Atlantic Ocean region.

 Pending Transactions

   We are a party to numerous pending transactions involving the acquisition of more than 3,100 communications sites and related businesses and a major teleport transaction for an aggregate purchase price of $816.8 million, including the remaining portions of the AirTouch transaction and the AT&T transaction. These transactions remain subject to regulatory approvals in certain cases and other conditions. The principal transactions are the following:

   TV Azteca transaction. In September 1999, we agreed to loan up to $120.0 million to TV Azteca, the owner of a major national television broadcast network in Mexico, and to take over marketing responsibility for 200 of its towers. The 20-year loan, which may be extended for an additional 50 years, will bear net interest at approximately 11% per annum. We will be entitled to receive 100% of the revenues generated by third party leases and will be responsible for incremental operating expenses of third party tenants on the towers during the term of the loan. In September 1999, we made an interim loan of $60.0 million to TV Azteca when we entered into a letter of intent relating to the loan and marketing agreements. The interim loan will mature on the earlier of March 17, 2000 or the closing of the transaction. The closing is subject to certain conditions, including the receipt of all necessary regulatory approvals. Subject to satisfaction of those conditions the transaction is scheduled to close in the first quarter of 2000.

   Iusacell transaction. In December 1999, we entered into a management agreement for approximately 400 existing towers and a build-to-suit agreement for approximately 200 towers with Grupo Iusacell, S.A. de C.V. and its affiliates ("Iusacell"), the second largest wireless telecommunications provider in Mexico. As part of the transaction, we have agreed to pay a $10.0 million refundable deposit upon the satisfaction of certain conditions to retain the exclusive rights to acquire the approximately 400 existing towers through 2005, or earlier at Iusacell's option, subject to certain restrictions. The existing group of wireless towers that will be marketed under this agreement and may be acquired, are located in urban and rural areas of Mexico City, Guadalajara, Veracruz and Acapulco. The build-to-suit towers will be constructed over the next two years in key metropolitan areas where Iusacell's expansion plans are most critical.

   USEI transaction. In December 1999, we agreed to merge with U.S. Electrodynamics. The purchase price of $60.0 million is payable through the issuance of 1,040,153 shares of Class A common stock and cash. The purchase price is subject to adjustment based on the net working capital and the long-term debt of U.S. Electrodynamics at closing. The acquisition involves around-the-clock teleport facilities in the Pacific Northwest, the Southwest and the Northeast with a total of 52 antennas. The transaction is expected to close in the second quarter of 2000, subject to satisfaction of customary conditions.

   Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our telephone number is (617) 375-7500.

                                 THIS OFFERING

Class A common stock offered.....  8,500,000 shares

Common stock to be outstanding
 after this offering and the Pro
 Forma Transactions..............  153,465,623 shares of Class A common stock
                                     8,387,910 shares of Class B common stock
                                     2,422,804 shares of Class C common stock
                                   -----------
                                   164,276,337 shares of common stock
                                   ===========

Voting rights....................  The Class A common stock and the Class B common stock generally vote as a single class. Class A
                                   common stock has one vote per share and Class B
                                   common stock has ten votes per share. The Class A
                                   common stock, voting as a separate class, is
                                   entitled to elect two independent directors.
                                   Delaware corporate law and our charter also require
                                   class votes on some matters. Approximately 45.3% of
                                   the total voting power will be owned by Steven B.
                                   Dodge and other executive officers and directors,
                                   together with their affiliates, after this offering.
                                   The Class C common stock is generally nonvoting. We
                                   use the term "common stock" to mean all of these
                                   classes.

Other rights.....................  Each class of common stock has the same rights to dividends upon liquidation. The Class B common stock
                                   and the Class C common stock are convertible into
                                   Class A common stock on a share-for-share basis. The
                                   Class B common stock cannot be sold or transferred,
                                   except to certain categories of persons specified in
                                   our charter. The Class B common stock automatically
                                   converts into Class A common stock upon the
                                   occurrence of certain events.

New York Stock Exchange symbol
 (we refer to it as the "NYSE")..  AMT

Use of proceeds..................  We estimate the net proceeds from this offering, assuming a public offering price of $38.38 per share
                                   of Class A common stock, will be $313.5 million
                                   ($360.5 million if the underwriters' over-allotment
                                   option is exercised in full). We expect to use these
                                   proceeds to repay borrowings and, in the long term,
                                   to finance construction activities and pending and
                                   future mergers and acquisitions.

                            SELECTED FINANCIAL DATA

   We have derived the following selected financial data from our historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements. The selected financial data should be read in conjunction with the Historical Financial Statements. Prior to our separation from our former parent on June 4, 1998, we operated as a subsidiary of American Radio Systems and not as an independent company. Therefore, our results of operations for periods prior to this may be different from what they would have been had we operated as a separate, independent company.

   Year-to-year comparisons are significantly affected by our acquisitions and construction of towers, both of which have been numerous during the periods presented. Our principal acquisitions are described in "American Tower--Recent Developments" under "Summary" on page 3 and in the notes to the Historical Financial Statements.

   The pro forma balance sheet data gives effect, as of September 30, 1999, to the pro forma transactions not then consummated: the AirTouch transaction, the AT&T transaction, the UNIsite merger, the notes placement, and to this offering. The pro forma statement of operations data and other operating data gives effect to the pro forma transactions, as if each had occurred on January 1, 1998. We use the term pro forma transactions to mean certain of our major acquisitions and financings as follows: the OmniAmerica merger, the TeleCom merger, the separation from American Radio Systems, the ATC merger, the Wauka transaction, the UNIsite merger, the AirTouch transaction, the AT&T transaction, our public offerings in July 1998 and February 1999 and our private placements in February and October 1999. Pro forma transactions do not include all of the consummated or pending acquisitions or pending construction. See "American Tower--Recent Developments" under "Summary" on page 3 and "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 18.

   We account for all of the included acquisitions as purchases. This means that for accounting and financial reporting purposes, we include the results of operations and assets of the acquired companies with ours only after the closing of the acquisition. The pro forma financial data reflects certain adjustments, as explained elsewhere in this document. Therefore, any comparison of the pro forma financial data with the historical financial data for periods before 1998 is inappropriate. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 18.

   We use the term "tower cash flow" to mean operating income (loss) before depreciation and amortization, tower separation expenses and corporate general and administrative expenses. We use the term "tower separation expenses" to refer to the one-time expenses incurred as a result of our separation from American Radio Systems. We use "EBITDA" to mean operating income (loss) before depreciation and amortization and tower separation expenses. "After-tax cash flow" means income (loss) before extraordinary losses, plus depreciation and amortization. We do not consider tower cash flow, EBITDA and after-tax cash flow as a substitute for alternative measures of operating results or cash flow from operating activities or as a measure of our profitability or liquidity. These measures of performance are not calculated in accordance with generally accepted accounting principles. However, we have included them because they are generally used in the communications site industry as a measure of a company's operating performance. More specifically, we believe they can assist in comparing company performances on a consistent basis without regard to depreciation and amortization. Our concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions are involved, or on non-operating factors including historical cost bases. We believe tower cash flow is useful because it enables you to compare tower performances before the effect of tower separation and corporate general and administrative expenses that do not relate directly to performance.

                           AMERICAN TOWER CORPORATION

                           Selected Financial Data(1)

                          July 17, 1995
                           (inception)     Year Ended            Year Ended          Nine Months Ended
                             through      December 31,        December 31, 1998      September 30, 1999
                          December 31,  ------------------  ----------------------  ---------------------
                              1995       1996      1997     Historical  Pro Forma   Historical  Pro Forma
                          ------------- -------  ---------  ----------  ----------  ----------  ---------
                                            (in thousands, except per share data)
Statements of Operations
Data:
Operating revenues......     $   163    $ 2,897  $  17,508  $ 103,544   $  273,092  $ 169,100   $229,512
                             -------    -------  ---------  ---------   ----------  ---------   --------
Operating expenses:
 Operating expenses
  excluding
  depreciation and
  amortization, tower
  separation, and
  corporate general and
  administrative
  expenses..............          60      1,362      8,713     61,751      172,624     99,525    137,227
 Depreciation and
  amortization..........          57        990      6,326     52,064      212,859     92,919    168,955
 Tower separation
  expense...............                                       12,772       12,772
 Corporate general and
  administrative
  expense...............         230        830      1,536      5,099        8,599      6,395      9,020
                             -------    -------  ---------  ---------   ----------  ---------   --------
   Total operating
    expenses............         347      3,182     16,575    131,686      406,854    198,839    315,202
                             -------    -------  ---------  ---------   ----------  ---------   --------
(Loss) income from
 operations.............        (184)      (285)       933    (28,142)    (133,762)   (29,739)   (85,690)
Interest expense........                            (3,040)   (23,229)     (89,745)   (17,497)   (63,073)
Interest income and
 other, net.............                     36        251      9,217        9,217     13,899     13,899
Minority interest in net
 earnings of
 subsidiaries(2)........                   (185)      (193)      (287)        (287)       (79)       (79)
                             -------    -------  ---------  ---------   ----------  ---------   --------
Loss before income taxes
 and extraordinary
 losses.................        (184)      (434)    (2,049)   (42,441)    (214,577)   (33,416)  (134,943)
Benefit (provision) for
 income taxes...........          74        (45)       473      4,491       60,060        942     36,650
                             -------    -------  ---------  ---------   ----------  ---------   --------
Loss before
 extraordinary losses...     $  (110)   $  (479) $  (1,576) $ (37,950)  $ (154,517) $ (32,474)  $(98,293)
                             =======    =======  =========  =========   ==========  =========   ========
Basic and diluted loss
 per common share before
 extraordinary
 losses(3)..............     $ (0.00)   $ (0.01) $   (0.03) $   (0.48)  $    (0.95) $   (0.22)  $  (0.60)
                             =======    =======  =========  =========   ==========  =========   ========
Basic and diluted
 weighted average common
 shares outstanding(3)..      48,732     48,732     48,732     79,786      163,158    147,588    164,098
                             =======    =======  =========  =========   ==========  =========   ========
Other Operating Data:
Tower cash flow.........     $   103    $ 1,535  $   8,795  $  41,793   $  100,468  $  69,575   $ 92,285
EBITDA..................        (127)       705      7,259     36,694       91,869     63,180     83,265
EBITDA margin...........        (N/A)      24.3%      41.5%      35.4%        33.6%      37.4%      36.3%
After-tax cash flow.....         (53)       511      4,750     14,114       58,342     60,445     70,662
Cash (used for) provided
 by operating
 activities.............         (51)     2,230      9,913     18,429          --      56,561        --
Cash used for investing
 activities.............         --         --    (216,783)  (350,377)         --    (736,763)       --
Cash provided by
 financing activities...          63        132    209,092    513,527          --     535,738        --

                                                             Nine Months Ended
                                             December 31,    September 30, 1999
                                             -------------- --------------------
                                             1997    1998   Historical Pro Forma
                                             ------ ------- ---------- ---------
Tower Data:
Towers operated at end of period(4).........   674    2,492   4,607      9,736
Towers constructed(5).......................    84      503     695        N/A

                                Year Ended December 31,
                                      Historical                 September 30, 1999
                          ------------------------------------- --------------------
                          1995(1)   1996     1997       1998    Historical Pro Forma
                          -------  ------- --------  ---------- ---------- ---------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $   12   $ 2,373 $  4,596  $  186,175 $   41,711 $  55,451
Working capital
 (deficiency), excluding
 current portion of
 long-term debt.........     (40)      663   (2,208)     93,602     44,633    51,498
Property and equipment,
 net....................   3,759    19,710  117,618     449,476    892,245   892,245
Unallocated purchase
 price..................     --        --       --          --         --  1,356,061
Total assets............   3,863    37,118  255,357   1,502,343  2,620,558 3,887,033
Long-term debt,
 including current
 portion................     --      4,535   90,176     281,129    378,640 1,226,849
Total stockholders'
 equity.................   3,769    29,728  153,208   1,091,746  2,157,734 2,516,689

--------------------
(1) We were organized on July 17, 1995.
(2) Represents the minority interest in net earnings of our non-wholly-owned subsidiaries.
(3) Basic and diluted loss per common share before extraordinary losses has been computed using (a) in the case of historical information, for periods prior to June 4, 1998, the number of shares outstanding following the separation from American Radio Systems and (b) in the case of pro forma information, the number of shares expected to be outstanding following the Pro Forma Transactions and this offering.
(4) Includes information with respect to our company only and assumes consummation of all pending transactions, including those not included in the Pro Forma Transactions. Does not include towers under construction. See Note (5) below.
(5) Includes towers constructed in each period by us, including towers constructed for and owned by third parties. These numbers do not include towers constructed by companies we acquired during the applicable period.

                                  RISK FACTORS

   You should consider carefully the following factors and other information in this document before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded

   Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds for most of this capital. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell stock as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us

   Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or to sell some of our core assets. This could be harmful to our business and to our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control

   Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

  .  consumer demand for wireless services,

  . the financial condition of wireless service providers and their preference for owning or leasing antenna sites,

  . the growth rate of wireless communications or of a particular wireless segment,

  . the number of wireless service providers in a particular segment, nationally or locally,

  .  governmental licensing of broadcast rights,

  .  zoning, environmental and other government regulations, and

  .  technological changes.

   "Roaming" and "resale" arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless service providers might consider roaming and resale arrangements preferable to leasing antenna space from us.

New tower construction, particularly build-to-suit projects, involves uncontrollable risks and increasing competition

   Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. The first is the greater dependence on a single customer. Second, because of intense competition for these projects, we may grant the wireless service provider non-economic lease and control provisions more favorable than our general terms. Finally, although we have the benefit of an "anchor" tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may want build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers.

   Our expanded construction activities also involve other substantial risks. These risks include:

  .  increasing our debt and the amount of payments on that debt,

  .  uncontrollable risks that could delay or increase the cost of a project,

  . increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

  . failing to meet time schedules could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

  . possible lack of sufficient experienced personnel to manage an expanded construction program.

   We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

  .  zoning and local permitting requirements,

  .  environmental group opposition,

  . availability of skilled construction personnel and construction equipment,

  .  adverse weather conditions, and

  .  federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues

   Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create certain problems we have not faced in the past:

  .  dependence on a limited number of customers,

  . lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

  .  integration of major national networks into our operational systems,

  . demands on managerial personnel that could divert their attention from other aspects of our business, and

  . potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

   An additional risk is the acquisition of significant numbers of towers that may have limited marketing potential. See "American Tower--Recent
Developments--Consummated Transactions--Tower Transactions--AT&T transaction" under "Summary" on page 4.

Covenants in our credit facilities could impede our growth strategy

   Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings and require us to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, our acquisition strategy and construction program will be harmed. Also, certain types of acquisitions and investments in other companies are limited in accordance with a formula based, in part, on proceeds of equity offerings.

We are dependent on key personnel and would be adversely affected if they leave

   The loss of our Chief Executive Officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they leave.

Increasing foreign operations could create certain operational and financial risks

   Our recent expansion into Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have committed to make a substantial loan to a Mexican company and to construct a sizable number of towers in that country. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants

   Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

   The growth in delivery of video services by direct broadcast satellites and the development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, therefore, two customers, could also reduce the demand for our tower space by wireless service providers.

We could be harmed if perceived health risks from radio emissions are substantiated

   If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. We and the lessees of antenna sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results

   Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have included in this document. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Separate financial records were not maintained and financial statements were never prepared for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on our own experience with comparable towers. Neither our auditors, AirTouch's auditors, AT&T's auditors nor the underwriters have expressed any opinion or provided any form of assurance with respect to AirTouch or AT&T's historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws

   Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws may impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than rooftop towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell or cease to lease the property.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock

   Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of Class A common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders. On January 1, 2000, after giving effect to this offering, our directors and executive officers, together with their affiliates, owned "beneficially" approximately 45.3% of the voting power of the common stock. Mr. Dodge, together with his affiliates, so owned "beneficially" approximately 29.0% of the combined voting power.

Our common stock does not pay dividends; you will experience immediate and substantial dilution upon investment

   We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. Rather, we intend to retain any available earnings for the growth of our business. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of our equity securities. At September 30, 1999, our net tangible book value was a deficit of $2.75 per share. If you purchase shares in this offering, you will sustain immediate and substantial dilution of approximately $39.08 per share.

Our forward-looking statements could prove to be wrong and we might suffer a material adverse effect

   Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed in this section or elsewhere in this prospectus or in the documents we have incorporated by reference, could affect our company in the future and could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use the words "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

  .  the outcome of our growth strategy,

  .  future results of operations,

  .  liquidity and capital expenditures,

  .  construction and acquisition activities,

  . debt levels and the ability to obtain financing and make payments on our debt,

  . regulatory developments and competitive conditions in the communications site and wireless carrier industries,

  . projected growth of the wireless communications and wireless carrier industries, and

  .  general economic conditions.

   We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                                 CAPITALIZATION

   The first column in the following table shows our actual historical capitalization as of September 30, 1999. The second column shows our capitalization as adjusted on a "what if" basis to show the effect of the Pro Forma Transactions, as if we had completed them on September 30, 1999. The third column shows our capitalization as further adjusted to show the effect of this offering, as if we had completed it on September 30, 1999.

   Management believes that the assumptions used provide a reasonable basis on which to present such pro forma capitalization. You should read the capitalization table below in conjunction with our historical financial statements which are incorporated by reference and the "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 18. We have provided the capitalization table below for informational purposes only. It is not necessarily indicative of our capitalization or financial condition had we consummated the transactions and events referred to above on the date assumed. It is also not necessarily indicative of our future capitalization or financial condition.

                                          September 30, 1999 (in thousands)
                                          -----------------------------------
                                                       Pro Forma
                                                          for      Pro Forma
                                                       Pro Forma    for this
                                          Historical  Transactions  Offering
                                          ----------  ------------ ----------
Cash and cash equivalents................ $   41,711   $   55,451  $   55,451
                                          ==========   ==========  ==========
Long-term debt, including current
 portion(1)(2):
  Borrowings under the credit
   facilities............................ $  368,000   $  876,200  $  562,745
  Convertible notes......................                 600,000     600,000
  Other long-term debt...................     10,640       64,104      64,104
                                          ----------   ----------  ----------
    Total long-term debt.................    378,640    1,540,304   1,226,849
                                          ----------   ----------  ----------
Stockholders' equity(3):
Common Stock(4)
  Class A common stock...................      1,445        1,445       1,530
  Class B common stock...................         88           88          88
  Class C common stock...................         24           24          24
Additional paid-in capital...............  2,239,881    2,285,381   2,598,751
Accumulated deficit......................    (82,176)     (82,176)    (82,176)
Treasury stock...........................     (1,528)      (1,528)     (1,528)
                                          ----------   ----------  ----------
    Total stockholders' equity...........  2,157,734    2,203,234   2,516,689
                                          ----------   ----------  ----------
    Total capitalization................. $2,536,374   $3,743,538  $3,743,538
                                          ==========   ==========  ==========

---------------------

(1) For additional information, see "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 18 and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the September 1999 Quarterly Report.
(2) See "Description of Certain Indebtedness" on page 27 for additional information regarding the components and terms of our long-term debt.
(3) Consists of (a) preferred stock, par value $.01 per share, 20,000,000 authorized shares, none issued or outstanding: (b) Class A common stock, par value $.01 per share, 500,000,000 authorized shares; shares issued and outstanding: 144,466,550 (historical and pro forma for the Pro Forma Transactions), 152,966,550 (pro forma for this offering); (c) Class B common stock, par value $.01 per share, 50,000,000 authorized shares; shares issued and outstanding; 8,811,940 (historical, pro forma for the Pro Forma Transactions and pro forma for this offering); and (d) Class C common stock, par value $.01 per share,

   10,000,000 authorized shares; shares issued and outstanding; 2,422,804 (historical, pro forma for the Pro Forma Transactions and pro forma for this offering). Outstanding share numbers do not give effect to subsequent conversions of shares of Class B common stock or Class C common stock to Class A common stock.
(4) The number of outstanding shares does not include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options currently outstanding to purchase an aggregate of 14,285,184 shares of common stock,
    (c) shares issuable pursuant to pending mergers and acquisitions (other than those included in Pro Forma Transactions), or (d) shares issuable upon exercise of warrants to purchase an aggregate of 3.0 million shares of Class A common stock issued in the AirTouch transaction.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering (after we deduct the underwriting discount and estimated offering expenses) will be $313.5 million ($360.5 million if the underwriters' over-allotment option is exercised in full). We expect to use these net proceeds, in the short term, to repay bank borrowings. In the long-term, those net proceeds, together with bank borrowings, will be used to finance the construction of towers, our remaining obligations with respect to acquisitions, and for general working capital purposes. We may also utilize these net proceeds, together with bank borrowings to finance, among other things, acquisitions of additional communications sites or other related businesses.

   As of January 31, 2000, on a pro forma basis, assuming consummation of the Pro Forma Transactions and all other pending acquisitions, but not this offering, we would have had indebtedness under our credit facilities of approximately $1.5 billion. After giving effect to this offering and assuming the use of the net proceeds described above, as of such date, on such pro forma basis, we would have had borrowings under our credit facilities of $1.2 billion. The Chase Manhattan Bank ("Chase") is a lender under our credit facilities and will receive its 4.9% proportionate share of any repayments of borrowings. Chase is an affiliate of Chase Equity Associates, which together with its affiliates owns approximately 4.0% of our common stock and has a representative on our board of directors.

                                    DILUTION

   As of September 30, 1999, our pro forma net tangible book value, after giving effect to the Pro Forma Transactions, was a deficit of $428.6 million or ($2.75) per share of common stock. "Pro Forma net tangible book value per share" represents the amount of total pro forma assets, less pro forma intangible assets and unallocated purchase price, reduced by the amount of total pro forma liabilities and divided by the pro forma number of shares of common stock outstanding. After giving effect to the application of the net proceeds from the sale of shares in this offering (after deduction of the underwriting discount and estimated offering expenses), our as adjusted pro forma net tangible book value as of such date would have been a deficit of $115.2 million or ($0.70) per share. This represents an immediate increase to existing stockholders in such pro forma negative net tangible book value of $2.05 and an immediate decrease in net tangible book value to investors purchasing shares in this offering of $39.08 per share.

   The following table illustrates the dilution per share as described above:

      Assumed initial public offering price per share................   $38.38
        Pro forma net tangible book value (deficit) per share
         before this offering................................. $(2.75)
        Increase attributable to this offering................   2.05
                                                               ------
      As adjusted pro forma net tangible book value (deficit) per
       share after this offering.....................................     (.70)
                                                                       -------
      Dilution to new investors......................................   $39.08
                                                                       =======

                       MARKET PRICES AND DIVIDEND POLICY

Market Price Data

   On February 27, 1998, our Class A common stock commenced trading on a "when-issued" basis on the inter-dealer bulletin board of the over-the-counter market. Our Class A common stock commenced trading on the NYSE on June 5, 1998 (the day after we separated from American Radio Systems). The following table presents reported high and low sale prices of our Class A common stock in the over-the-counter market or on the Composite Tape of the NYSE.

                                1998                            High     Low
                                ----                           ------- -------
      Quarter Ended March 31 (commencing February 27, 1998)... $20.250 $15.500
        Quarter Ended June 30.................................  26.125  18.750
        Quarter Ended September 30............................  28.625  14.375
        Quarter Ended December 31.............................  29.625  13.250

                                1999
                                ----
        Quarter Ended March 31................................  30.250  20.500
        Quarter Ended June 30.................................  26.875  20.500
        Quarter Ended September 30............................  26.000  19.500
        Quarter Ended December 31.............................  33.250  17.125

                                2000
                                ----
        Quarter Ended March 31 (through January 28)...........  44.625  28.562

   The outstanding shares of common stock and number of registered holders as of December 31, 1999 were as follows:

                                                              Class
                                                 -------------------------------
                                                      A          B         C
                                                 ----------- --------- ---------
      Outstanding shares........................ 144,965,623 8,387,910 2,422,804
      Registered holders........................         570        61         1

Dividends

   We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our credit facilities restrict the payment of cash dividends by our subsidiaries. See "Description of Capital Stock--Dividend Restrictions" on page 31.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   We have included our unaudited pro forma condensed consolidated balance sheet as of September 30, 1999 and our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999. To the extent required, these pro forma statements have been adjusted for:

  . the OmniAmerica merger, the TeleCom merger, the separation from American Radio Systems, the ATC merger, the Wauka transaction, the UNIsite merger, the AirTouch transaction and the AT&T transaction,

  . our public offerings of Class A common stock in July 1998 and February 1999 and our private placement in February 1999,

  .  the notes placement in October 1999, and

  .  this offering.

   The pro forma financial statements do not reflect all of our consummated or pending acquisitions. The adjustments assume that all pro forma transactions were consummated on January 1, 1998, in the case of the unaudited pro forma condensed consolidated statement of operations. The adjustments assume that the pending pro forma transactions were consummated as of September 30, 1999 in the case of the unaudited pro forma condensed consolidated balance sheet. You should read the pro forma financial statements in conjunction with the Historical Financial Statements. Although the AirTouch transaction and the AT&T transaction do not involve the acquisition of a business, we have provided pro forma information related to these transactions, as we believe such information is material to your investment decision.

   The pro forma financial statements may not reflect our financial condition or our results of operations had these events actually occurred on the date specified. They may also not reflect our financial condition or our results of operations of operating as a separate, independent company during the periods. Finally, they may not reflect our future financial condition or results of operations.

   We use the term "Pro Forma Transactions" to include all of the transactions referred to above, other than this offering. See "American Tower--Recent Developments--Consummated Transactions" under "Summary" on page 3 for a description of certain of the Pro Forma Transactions and Historical Financial Statements for a description of the other Pro Forma Transactions.

                           AMERICAN TOWER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1999
                                 (in thousands)

                                       Adjustments     Pro Forma   Adjustments Pro Forma
                                      for Pro Forma  for Pro Forma  for This    for This
                          Historical Transactions(a) Transactions  Offering(b)  Offering
                          ---------- --------------- ------------- ----------- ----------
         ASSETS
Cash and cash equiva-
 lents..................  $   41,711   $   13,740     $   55,451               $   55,451
Accounts receivable,
 net....................      38,818        1,806         40,624                   40,624
Other current assets....      39,010        6,868         45,878                   45,878
Notes receivable........      72,156      (25,000)        47,156                   47,156
Property and equipment,
 net....................     892,245                     892,245                  892,245
Unallocated purchase
 price..................                1,356,061      1,356,061                1,356,061
Intangible assets, net..   1,275,807                   1,275,807                1,275,807
Deferred tax asset......     113,003                     113,003                  113,003
Deposits and other as-
 sets...................     147,808      (87,000)        60,808                   60,808
                          ----------   ----------     ----------               ----------
  Total.................  $2,620,558   $1,266,475     $3,887,033               $3,887,033
                          ==========   ==========     ==========               ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities,
 excluding current
 portion of long-term
 debt...................  $   74,906   $   15,549     $   90,455               $   90,455
Deferred income taxes...                   42,268         42,268                   42,268
Other long-term liabili-
 ties...................       3,369        1,494          4,863                    4,863
Long-term debt,
 including current
 portion................     378,640      561,664        940,304    $(313,455)    626,849
Convertible notes, net
 of discount............                  600,000        600,000                  600,000
Minority interest.......       5,909                       5,909                    5,909
Stockholders' equity....   2,157,734       45,500      2,203,234      313,455   2,516,689
                          ----------   ----------     ----------    ---------  ----------
  Total.................  $2,620,558   $1,266,475     $3,887,033    $     --   $3,887,033
                          ==========   ==========     ==========    =========  ==========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                          NOTES TO UNAUDITED PRO FORMA

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   We have prepared the unaudited pro forma condensed consolidated balance sheet as of September 30, 1999 to give effect, as of such date, to the AirTouch transaction, the AT&T transaction, the UNIsite merger and the notes placement in October, 1999, the only Pro Forma Transactions not completed by that date. We will account for all of the Pro Forma Transactions under the purchase method of accounting.

(a) The following table sets forth the pro forma balance sheet adjustments as of September 30, 1999 (in thousands).

                                                                           Total
                                                                        Adjustments
                                                                            for
                          AirTouch        AT&T     UNIsite     Notes     Pro Forma
                         Transaction   Transaction  Merger   Placement  Transactions
                         -----------   ----------- --------  ---------  ------------
         ASSETS
Cash and cash
 equivalents............                           $ 13,740              $   13,740
Accounts receivable,
 net....................                              1,806                   1,806
Other current assets....                              6,868                   6,868
Notes receivable........                            (25,000)                (25,000)
Unallocated purchase
 price(1)...............  $845,500      $ 265,000   245,561               1,356,061
Deposits and other
 assets.................  (100,000)        (3,000)           $  16,000      (87,000)
                          --------      ---------  --------  ---------   ----------
  Total.................  $745,500      $ 262,000  $242,975  $  16,000   $1,266,475
                          ========      =========  ========  =========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities,
 excluding current
 portion of long-term
 debt...................                $   5,000  $ 10,549              $   15,549
Deferred income taxes...                             42,268                  42,268
Other long-term
 liabilities............                              1,494                   1,494
Long-term debt,
 including current
 portion................  $700,000        257,000   188,664  $(584,000)     561,664
Convertible notes, net
 of discount............                                       600,000      600,000
Stockholders' equity....    45,500(2)                                        45,500
                          --------      ---------  --------  ---------   ----------
  Total.................  $745,500      $ 262,000  $242,975  $  16,000   $1,266,475
                          ========      =========  ========  =========   ==========

   The following table sets forth the purchase prices and related pro forma financing of the transactions described above (in millions).

                                                                   Fair Value of
                                         Purchase Price Borrowings Debt Assumed
                                         -------------- ---------- -------------
AirTouch transaction....................    $ 845.5(2)   $ 700.0
AT&T transaction........................      260.0        257.0
UNIsite merger..........................      165.0        135.2      $ 53.4

---------------------
(1) Upon completion of our evaluation of the purchase price allocations, we expect that the average life of the assets should approximate 15 years.
(2) We have issued warrants having a fair value of approximately $45.5 million to purchase an aggregate of 3.0 million shares of Class A common stock at $22.00 per share.

(b) To record the issuance of 8.5 million shares of Class A common stock based on the initial public offering price of $38.375 per share and the net proceeds (estimated at approximately $313.5 million) of this offering.

                           AMERICAN TOWER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1998
                     (in thousands, except per share data)

                                      Adjustments for   Pro Forma   Adjustments
                                         Pro Forma    for Pro Forma  for this          Pro Forma
                          Historical  Transactions(a) Transactions   Offering      for this Offering
                          ----------  --------------- ------------- -----------    -----------------
Operating revenues......  $ 103,544      $ 169,548      $ 273,092                      $ 273,092
Operating expenses
 excluding depreciation
 and amortization, tower
 separation, and
 corporate general and
 administrative expenses
 .......................     61,751        110,873        172,624                        172,624
Depreciation and amorti-
 zation.................     52,064        160,795        212,859                        212,859
Tower separation ex-
 pense..................     12,772                        12,772                         12,772
Corporate general and
 administrative
 expense................      5,099          3,500          8,599                          8,599
                          ---------      ---------      ---------                      ---------
Loss from operations....    (28,142)      (105,620)      (133,762)                      (133,762)
                          ---------      ---------      ---------                      ---------
Other (income) expense:
  Interest expense......     23,229         91,592        114,821    $(25,076)(b)         89,745
  Interest income and
   other, net...........     (9,217)                       (9,217)                        (9,217)
  Minority interest in
   net earnings of
   subsidiaries.........        287                           287                            287
                          ---------      ---------      ---------    --------          ---------
Total other (income) ex-
 pense..................     14,299         91,592        105,891     (25,076)            80,815
                          ---------      ---------      ---------    --------          ---------
Income (loss) before
 income taxes and
 extraordinary losses...    (42,441)      (197,212)      (239,653)     25,076           (214,577)
Provision (benefit) for
 income taxes(c)........     (4,491)       (65,600)       (70,091)     10,031            (60,060)
                          ---------      ---------      ---------    --------          ---------
(Loss) income before ex-
 traordinary losses.....  $ (37,950)     $(131,612)     $(169,562)   $ 15,045          $(154,517)
                          =========      =========      =========    ========          =========
Basic and diluted net
 loss per common share
 before extraordinary
 losses.................  $   (0.48)           N/A      $   (1.10)        N/A          $   (0.95)
                          =========      =========      =========    ========          =========
Basic and diluted common
 shares outstanding(d)..     79,786         74,872        154,658       8,500            163,158
                          =========      =========      =========    ========          =========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                          NOTES TO UNAUDITED PRO FORMA

   The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the Pro Forma Transactions, as if each of them had occurred on January 1, 1998.

   (a) To record the results of operations for the Pro Forma Transactions. We have adjusted the results of operations to: (1) reverse historical interest expense; and (2) record an increase of net interest expense of $91.6 million for the year ended December 31, 1998 as a result of the increased debt after giving effect to the July 1998 and February 1999 equity financings and the notes placement.

   We have also adjusted the results of operations to reverse historical depreciation and amortization expense of $20.3 million for the year ended December 31, 1998 and record depreciation and amortization expense of $160.8 million for the year ended December 31, 1998 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight line basis over the term of the obligations. Amortization of debt discount and issuance costs are included within interest expense.

   We have not carried forward corporate general and administrative expenses of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $3.5 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

   The following table sets forth the historical results of operations for the Pro Forma Transactions for the year ended December 31, 1998 (in thousands).

                            Wauka      ATC     Separation   July    OmniAmerica TeleCom   February
                         Transaction  Merger    From ARS  Offering    Merger     Merger   Offerings
                         ----------- --------  ---------- --------  ----------- --------  ---------
Operating revenues......  $  4,736   $ 11,337                        $ 82,313   $ 12,273
Operating expenses
 excluding depreciation
 and amortization, and
 corporate general and
 administrative
 expenses...............     2,065      3,936                          73,461      2,701
Depreciation and
 amortization...........       986      3,125                           8,325      5,990
Corporate general and
 administrative
 expense................     3,520                                                13,932
                          --------   --------                        --------   --------
(Loss) income from
 operations.............    (1,835)     4,276                             527    (10,350)
Other (income) expense:
 Interest expense.......       997      3,333   $  8,901  $(15,736)     2,638      2,873  $(19,184)
 Interest income........                                                            (660)
 Other, net.............         9      5,144                            (458)       843
                          --------   --------   --------  --------   --------   --------  --------
(Loss) income before
 income taxes...........  $ (2,841)  $ (4,201)  $ (8,901) $ 15,736   $ (1,653)  $(13,406) $ 19,184
                          ========   ========   ========  ========   ========   ========  ========

                          NOTES TO UNAUDITED PRO FORMA

                                                                                        Total
                                                                                     Adjustments
                                                                                       for Pro
                         UNIsite    AirTouch        AT&T         Notes    Pro Forma     Forma
                          Merger   Transaction   Transaction   Placement Adjustments Transactions
                         --------  -----------   -----------   --------- ----------- ------------
Operating revenues...... $  4,414   $  51,566(e)  $   2,909(f)                        $ 169,548
Operating expenses
 excluding depreciation
 and amortization, and
 corporate general and
 administrative
 expenses...............    1,615      19,400(g)      7,695(g)                          110,873
Depreciation and
 Amortization...........    1,870                                         $ 140,499     160,795
Corporate general and
 administrative
 expense................   12,273                                           (26,225)      3,500
                         --------   ---------     ---------     -------   ---------   ---------
(Loss) income from
 operations.............  (11,344)     32,166        (4,786)               (114,274)   (105,620)
Other (income) expense:
 Interest expense.......    6,320      64,000        20,800     $(7,403)     24,053      91,592
 Interest income........   (2,331)                                            2,991
 Other, net.............      (27)                                           (5,511)
                         --------   ---------     ---------     -------   ---------   ---------
(Loss) income before
 income taxes........... $(15,306)  $ (31,834)    $ (25,586)    $ 7,403   $(135,807)  $(197,212)
                         ========   =========     =========     =======   =========   =========

(b) To record a reduction in interest expense as a result of the use of proceeds from this offering. For purposes of the adjustment we have used an interest rate of 8%.

(c) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final purchase price allocations.

(d) Includes shares of Class A common stock issued pursuant to: the Wauka transaction--1.4 million, the ATC merger--28.8 million, the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million, July offering--27.9 million, the February offerings--26.2 million, and this offering--8.5 million.

(e) Includes additional revenues to be recognized in connection with the AirTouch lease agreement, assuming all 2,100 towers are subleased. Approximately $3.5 million of existing third-party lease revenues has not been included.

(f) Includes additional revenues to be recognized in connection with the AT&T and AT&T Wireless Services lease agreements, assuming the acquisition of all 1,942 towers. Approximately $8.8 million of existing third-party lease revenues has not been included.

(g) The towers involved in each of these acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate presented.

                           AMERICAN TOWER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      Nine Months Ended September 30, 1999
                     (in thousands, except per share data)

                                     Adjustments for   Pro Forma   Adjustments    Pro Forma
                                        Pro Forma    for Pro Forma  for this      for this
                          Historical Transactions(a) Transactions   Offering      Offering
                          ---------- --------------- ------------- -----------    ---------
Operating revenues......   $169,100     $  60,412      $ 229,512                  $ 229,512
Operating expenses
 excluding depreciation
 and amortization and
 corporate, general and
 administrative
 expenses...............     99,525        37,702        137,227                    137,227
Depreciation and amorti-
 zation.................     92,919        76,036        168,955                    168,955
Corporate general and
 administrative
 expense................      6,395         2,625          9,020                      9,020
                           --------     ---------      ---------                  ---------
Loss from operations....    (29,739)      (55,951)       (85,690)                   (85,690)
Other (income) expense:
  Interest expense......     17,497        64,332         81,829    $(18,756)(b)     63,073
  Interest income and
   other, net...........    (13,899)                     (13,899)                   (13,899)
  Minority interest in
   net earnings
   of subsidiaries......         79                           79                         79
                           --------     ---------      ---------    --------      ---------
Total other (income) ex-
 pense..................      3,677        64,332         68,009     (18,756)        49,253
Income (Loss) before in-
 come taxes.............    (33,416)     (120,283)      (153,699)     18,756       (134,943)
Provision (Benefit) for
 income taxes(c)........       (942)      (43,210)       (44,152)      7,502        (36,650)
                           --------     ---------      ---------    --------      ---------
Net Income (Loss).......   $(32,474)    $ (77,073)     $(109,547)   $ 11,254      $ (98,293)
                           ========     =========      =========    ========      =========
Basic and diluted net
 loss per common share
 before extraordinary
 losses.................   $  (0.22)    $     N/A      $   (0.70)        N/A      $   (0.60)
                           ========     =========      =========    ========      =========
Basic and diluted common
 shares outstanding(d)..    147,588         8,010        155,598       8,500        164,098
                           ========     =========      =========    ========      =========



 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                          NOTES TO UNAUDITED PRO FORMA

   The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1999 gives effect to the pro forma transactions not consummated as of January 1, 1999, which includes the Omni merger, the Telecom merger, the UNIsite merger, the AirTouch transaction, the AT&T transaction, the February offerings, the notes placement and this offering. We will account for all of the Pro Forma Transactions under the purchase method of accounting. See "American Tower--Recent Developments-- Consummated Transactions" under "Summary" on page 3 for a description of certain of the pending Pro Forma Transactions and the Historical Financial Statements for a description of the other pro forma transactions.

   (a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to: (1) reverse historical interest expense; and (2) record an increase in net interest expense of $64.3 million for the nine months ended September 30, 1999 as a result of the increased debt after giving effect to the proceeds of the February 1999 equity financings and the notes placement.

   We have also adjusted the results of operations to reverse historical depreciation and amortization expense of $6.6 million for the nine months ended September 30, 1999 and recorded depreciation and amortization expense of $76.0 million for the nine months ended September 30, 1999 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight-line basis over the term of the obligation. Amortization of debt discount and issuance costs are included within interest expense.

   We have not carried forward corporate general and administrative expenses of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $2.6 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

   The following table sets forth the historical results of operations for the pro forma transactions for the nine months ended September 30, 1999 (in thousands).

                                                                                                                  Total
                                                                                                               Adjustments
                                                                                                                 for Pro
                     OmniAmerica TeleCom   February  UNIsite    AirTouch       AT&T        Notes    Pro Forma     Forma
                       Merger     Merger   Offerings  Merger   Transaction  Transaction  Placement Adjustments Transactions
                     ----------- --------  --------- --------  -----------  -----------  --------- ----------- ------------
Operating
 revenues..........    $12,246   $  2,029            $  5,183    $38,675(e)   $ 2,279(f)                        $  60,412
Operating expenses
 excluding
 depreciation and
 amortization, and
 corporate general
 and administrative
 expenses..........     12,257        549               4,575     14,550(g)     5,771(g)                           37,702
Depreciation and
 amortization......      2,372      1,201               3,005                                       $  69,458      76,036
Corporate general
 and administrative
 expense...........      2,882     10,173               6,906                                         (17,336)      2,625
                       -------   --------   -------  --------    -------      -------     -------   ---------   ---------
(Loss) income from
 operations........     (5,265)    (9,894)             (9,303)    24,125       (3,492)                (52,122)    (55,951)
Other (income)
 expense:
 Interest expense,
  net..............        746        521   $(1,499)    5,702                             $(5,534)     64,396      64,332
 Interest income...        (14)                          (681)                                            695
 Other, net........        816       (106)                511                                          (1,221)
                       -------   --------   -------  --------    -------      -------     -------   ---------   ---------
(Loss) income
 before income
 taxes.............    $(6,813)  $(10,309)  $ 1,499  $(14,835)   $24,125      $(3,492)    $ 5,534   $(115,992)  $(120,283)
                       =======   ========   =======  ========    =======      =======     =======   =========   =========

                          NOTES TO UNAUDITED PRO FORMA

(b) To record a reduction in interest expense as a result of the use of proceeds from this offering. For purposes of this adjustment we have used an interest rate of 8%.

(c) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final purchase price allocations.

(d) Includes shares of Class A common stock issued pursuant to: the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million, the February offerings--
26.2 million, and this offering--8.5 million.

(e) Includes additional revenues to be recognized in connection with the AirTouch lease agreement, assuming all 2,100 towers are leased. Approximately $2.6 million of existing third-party lease revenues has not been included.

(f) Includes additional revenues to be recognized in connection with the AT&T and AT&T Wireless Services lease agreements, assuming acquisition of all 1,942 towers. Approximately $6.6 million of existing third-party lease revenues has not been included.

(g) The towers involved in each of these acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate presented.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

   The description below summarizes the more important terms of our bank borrowing arrangements, which we refer to as the "credit facilities." We have filed copies of the loan agreement with the banks and the SEC as an exhibit to our Current Report on Form 8-K dated January 28, 2000 which we have incorporated by reference. You should refer to that agreement for the complete terms of the credit facilities. The capitalized words used in the description below have specialized meanings defined in that agreement.

   Several of our principal operating subsidiaries (we refer to them collectively as the "borrower subsidiaries") have borrowed and expect to continue to borrow under the credit facilities. The credit facilities provide for up to $2.0 billion of loans to us, the funding of which has been committed to by the banks. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the banks are not committed to fund those borrowings. Borrowings under the credit facilities are also limited by the amount of cash flow and value of the assets of the borrower subsidiaries and the Restricted Subsidiaries.

   The credit facility is made up of three separate types of loans:

     (a) a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

     (b) a $850.0 million multiple-draw term loan maturing on June 30, 2007, and

     (c) a $500.0 million term loan maturing on December 31, 2007.

   The borrower subsidiaries are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the revolving credit commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty. As of January 31, 2000, the $500.0 million term loan, $230.0 million of the multiple draw term loans and $75.0 million of the reducing revolving loan were outstanding.

   We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

   The credit facilities require the maintenance of the following ratios:

     (a) Total Debt to Annualized Operating Cash Flow of not more than 7.75:1 declining in stages to 4.00:1 by January 1, 2004 and thereafter;

     (b) Annualized Operating Cash Flow to Interest Expense of not less than 1.25:1 increasing in stages to 3.00:1 by January 1, 2004 and thereafter;

     (c) Annualized Operating Cash Flow to Pro Forma Debt Service of not less than 1.10:1; and

     (d) Annualized Operating Cash Flow to Fixed Charges of not less than
  1.00:1.

   The credit facilities contain certain financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on certain types of acquisitions, not including towers and communications sites, indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

   We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of all of our direct and indirect subsidiaries.

Convertible Notes

   In October 1999, we issued 6.25% Convertible Notes Due 2009 in an aggregate principal amount of $300.0 million and of 2.25% Convertible Notes Due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. The difference between the issue price and the principal amount at maturity of the 2.25% Notes will be accreted each year as interest expense in our financial statements. The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share.

   We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we can redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we can redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We are also required to pay accrued and unpaid interest in all redemptions of notes.

   Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at $802.93, which is its issue price plus accreted original issue discount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of each series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities require us to pay entirely in stock unless we obtain bank consent.

   The indentures under which the notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants.

                          DESCRIPTION OF CAPITAL STOCK

   The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended. We refer to it as the "restated certificate." A copy of the restated certificate has been filed as an exhibit to the quarterly report on Form 10-Q dated August 16, 1999, which we have incorporated by reference. Wherever particular defined terms or provisions of the restated certificate are referred to, those terms and provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by that reference.

General

   Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share. The number of outstanding shares of common stock as of December 31, 1999 is shown on page 17.

Preferred Stock

   General. Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock, including:

  . the distinctive designation of each series and the number of shares that will constitute the series,

  .  the voting rights, if any, of shares of the series,

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

  . any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

  . the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible, and

  . whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

   The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal.

Common Stock

   Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time. See "--Dividend Restrictions" on page 31.

   Voting Rights. Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions governing election of directors and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

   Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

   The restated certificate:

  . limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in the January 1998 private offering and owned by them or any of their controlled entities or family members at the applicable time,

  . prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

  .  limits transfers of Class B common stock to permitted transferees,

  . provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities fall below either (a) 50% of Mr. Dodge's initial aggregate voting power on June 8, 1998 which was approximately 42.6%; or (b) 20% of the aggregate voting power of all shares of common stock at the time outstanding, and

  . requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

   On January 1, 2000, after giving effect to this offering, our directors and executive officers, together with their affiliates, owned beneficially approximately 45.3% of the combined voting power of our common stock. On that date, after giving effect to this offering, Mr. Dodge, together with his affiliates, owned beneficially approximately 29.0% of the combined voting power.

   Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees includes certain family members and other holders of Class B common stock.

   Liquidation Rights. Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

   Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

   In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

   No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Dividend Restrictions

   Our borrower subsidiaries are prohibited under the terms of their credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year.

Delaware Business Combination Provisions

   Under Delaware corporate law, certain "business combinations," including the issuance of equity securities, between a Delaware corporation and any "interested stockholder" must be approved by the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. "Interested stockholder" means any person who owns, directly or indirectly, 15% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

   Our Class A common stock is traded on the NYSE under the symbol "AMT."

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606 (telephone number
(312) 461-4600).

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated February   , 2000, each underwriter named below has severally,
but not jointly, agreed to purchase from us the following respective numbers of shares of Class A common stock:

                                                                       Number of
                                                                        Shares
                                                                       ---------
                                Underwriter
      Credit Suisse First Boston Corporation.........................
                                                                       ---------
        Total........................................................  8,500,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares of Class A common stock in this Offering other than those shares covered by the over-allotment option described below, if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

   We have granted to the underwriters an option, expiring at the close of business on the 30th day after the date of this document, to purchase an aggregate of up to 1,275,000 additional shares of Class A common stock at the offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this document. The underwriters may exercise this option only to cover over-allotments in the sale of the shares of the Class A common stock. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of the Class A common stock as it was obligated to purchase pursuant to the underwriting agreement.

   The representatives have advised us that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this document and, through the representatives, to selling group
members at such price less a concession of       per share, and the
underwriters and the selling group members may allow a discount of       per
share on sales to certain other broker dealers. After the public offering, the representatives may change public offering price and concession and discount to dealers.

   The following table summarizes the compensation we will pay to the underwriters and the expenses payable by us.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Ove-rallotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid by
 us.....................       --             --             --             --
Expenses payable by us..       --             --             --             --

   We, our officers and directors, and certain other holders of common stock have agreed that, for a period of 45 days after the date of this document, they will not publicly offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of its Class A common stock, or securities convertible into or exchangeable or exercisable for any shares of its Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, except with respect to certain hedging transactions which two of those holders may enter into.

   We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

   Certain of the underwriters engage in transactions with, and from time to time have performed services for us and our subsidiaries in the ordinary course of business. Credit Suisse First Boston Corporation acted as private placement agent and as investor in the interim preferred stock financing in June 1998 and as one of the representatives of the underwriters in our public common stock offerings in July 1998 and February 1999, purchased 500,000 shares of Class A common stock at the then current market price in a private placement in February 1999, and was one of the initial purchasers in the notes placement in October 1999. Certain of the other underwriters participated as representatives in our public offerings in July 1998 and February 1999 and as initial purchasers in our notes placement.

   The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Class A common stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

   The Class A common stock is traded on the NYSE under the symbol "AMT".

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A common stock are effected. Accordingly, any resale of the Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction. These may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representatives of Purchasers

   Each purchaser of the Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (a) that purchaser is entitled under applicable provincial securities laws to purchase each share of Class A common stock without the benefit of a prospectus qualified under such securities laws,
(b) where required by law, that such purchaser is purchasing as principal and not as agent, and (c) such purchaser has reviewed "--Resale Restrictions" above.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named in this document may be located outside of Canada. As a result, Canadian purchasers may not be able to effect service of process within Canada upon the issuer or any of those persons. All or a substantial portion of the assets of the issuer and those persons may be located outside of Canada. As a result, a judgment may not be satisfiable against the issuer or those persons in Canada or a judgment obtained in Canadian courts may not be enforceable against the issuer or those persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of the Class A common stock to whom the Securities Act (British Columbia) applies is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by that purchaser pursuant to this Offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of the Class A common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and with respect to the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

                             VALIDITY OF THE SHARES

   The validity of the shares of Class A common stock to be sold in this offering have been passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts, and for the underwriters by Sullivan & Cromwell, New York, New York. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, is the owner of 11,000 shares of Class A common stock and 41,490 shares of Class B common stock and has an option to purchase 20,000 shares of Class A common stock at $10.00 per share. Mr. Bikales and/or associates of that firm serve as our secretary or assistant secretaries and certain of our subsidiaries.

                                    EXPERTS

   The consolidated financial statements of American Tower Corporation as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The following financial statements are incorporated by reference in this prospectus from the Form 8-K dated September 17, 1999:

  . The consolidated financial statements of American Tower Corporation and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

  . The consolidated financial statements of OmniAmerica, Inc. and Subsidiaries (formerly Specialty Teleconstructors, Inc.) at and for the year ended June 30, 1998, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

  . The consolidated financial statements of OmniAmerica, Inc. and Subsidiaries (formerly Specialty Teleconstructors, Inc.) as of and for the year ended June 30, 1997 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

  . The financial statements of Telecom Towers, LLC as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the three month period from September 30, 1997 (date of inception) to December 31, 1997 and the financial statements of Telecom Southwest Towers LP, Telecom Towers Mid-Atlantic LP, and Telecom Towers of the West, LP as of July 31, 1998 and December 31, 1997 and for the seven month period ended July 31, 1998 and the year ended December 31, 1997, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing therein, and as to the seven month period ended July 31, 1998 and the year ended December 31, 1997 as related to Telecom Towers Mid-Atlantic, LP and as to the year ended December 31, 1998 as related to Telecom Towers, LLC is based in part on the reports of KPMG LLP, independent auditors, as set forth in their reports on the financial statements of RCC Consultants, Inc. (not separately presented in the Form 8-K) appearing therein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  . The financial statements of Wauka Communications, Inc. as of October 26, 1998 and December 31, 1997 and for the ten month period ended October 26, 1998 and year ended December 31, 1997 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing therein.

  . The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

   We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed or terminated:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Annual Report"),

  .  our proxy statement for our 1999 annual meeting of stockholders,

  . our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999 (the "March 1999 Quarterly Report", the "June 1999 Quarterly Report" and the "September 1999 Quarterly Report"), and

  . (a) our Current Reports on Form 8-K dated January 8, 1999, January 21, 1999, February 12, 1999, February 24, 1999, March 5, 1999, July 16,
     1999, September 17, 1999, September 21, 1999, November 15, 1999, January 28, 2000, and January 31, 2000; and (b) our Current Reports on Form 8-K/A dated January 27, 1999 and March 18, 1999.

   We will provide a copy of the documents we incorporate by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

                           AMERICAN TOWER CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following expenses are the estimated expenses of the issuance and distribution of the securities (other than underwriting discounts and commissions) being registered, all of which will be paid by American Tower:

Securities and Exchange Commission fee................................ $118,837
New York Stock Exchange listing fee ($3,500 per 1.0 million shares)...   29,750
Accountants' fees and expenses........................................  150,000
Legal fees and expenses...............................................  150,000
Miscellaneous.........................................................   51,413
                                                                       --------
Total................................................................. $500,000
                                                                       ========

   The foregoing, except for the SEC, NYSE and NASD fees, are estimated.

Item 15. Indemnification of Directors and Officers.

     Section 145 of the DGCL provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of ATC may and, in certain cases, must be indemnified by ATC against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ATC and, in a non-derivative action, which involves a criminal proceeding, in which such person had no reasonable cause to believe his conduct was unlawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to ATC, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses.

   Article XII of ATC's By-Laws provides that ATC shall indemnify each person who is or was an officer or director of ATC to the fullest extent permitted by
Section 145 of the DGCL.

     Article Sixth of ATC's Restated Certificate states than no director of ATC shall be personally liable to ATC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) breach of the director's duty of loyalty to ATC or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) liability under Section 174 of the DGCL relating to certain unlawful dividends and stock repurchases, or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits.

   Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K).

 Exhibit
   No.   Description of Document             Exhibit File No.
 ------- -----------------------             ----------------
 1       Underwriting Agreement              Filed herewith as Exhibit 1
 5       Opinion of Sullivan & Worcester LLP Filed herewith as Exhibit 5

 Exhibit
   No.   Description of Document             Exhibit File No.
 ------- -----------------------             ----------------
 23.1    Independent Auditors' Consent--
          Deloitte & Touche LLP              Filed herewith as Exhibit 23.1
 23.2    Consent of KPMG LLP                 Filed herewith as Exhibit 23.2
 23.3    Consent of KPMG LLP                 Filed herewith as Exhibit 23.3
 23.4    Consent of Ernst & Young LLP        Filed herewith as Exhibit 23.4
 23.5    Consent of Ernst & Young LLP        Filed herewith as Exhibit 23.5
 23.6    Consent of KPMG LLP                 Filed herewith as Exhibit 23.6
 23.7    Consent of Arthur Andersen LLP      Filed herewith as Exhibit 23.7
 23.8    Consent of KPMG LLP                 Filed herewith as Exhibit 23.8
 23.9    Consent of Sullivan & Worcester LLP Contained in the opinion of
                                              Sullivan & Worcester LLP filed
                                              herewith as Exhibit 5
 24      Power of Attorney                   Filed herewith as page II-3 of
                                              the Registration Statement

Item 17. Undertakings.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 31st day of January, 2000.

                                          American Tower Corporation

                                                  /s/ Steven B. Dodge
                                          By: _________________________________
                                                      Steven B. Dodge
                                              Chairman of the Board, President
                                                and Chief Executive Officer

   The undersigned Officers and Directors of American Tower Corporation (the "Company") hereby severally constitute Joseph L. Winn, Justin D. Benincasa, Jonathan R. Black and Norman A. Bikales, and each of them, acting singly, our true and lawful attorneys to sign for us and in our names in the capacities indicated below the Company's Registration Statement on Form S-3 relating to the registration of such securities under the Securities Act of 1933, as amended, and any and all amendments thereto, including without limitation any registration statement or post-effective amendment thereof filed under and meeting the requirements of rule 462(b) under the Securities Act, hereby ratifying and confirming our signatures as they may be signed by our attorneys to such Registration Statement and any and all amendments thereto.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Steven B. Dodge             Chairman, President, Chief  January 31, 2000
______________________________________  Executive Officer and
           Steven B. Dodge              Director

        /s/ Joseph L. Winn             Chief Financial Officer     January 31, 2000
______________________________________  and Treasurer
            Joseph L. Winn

     /s/ Justin D. Benincasa           Vice President and          January 31, 2000
______________________________________  Corporate Controller
         Justin D. Benincasa

         /s/ Alan L. Box               Director                    January 31, 2000
______________________________________
             Alan L. Box

      /s/ Arnold L. Chavkin            Director                    January 31, 2000
______________________________________
          Arnold L. Chavkin

        /s/ Dean H. Eisner             Director                    January 31, 2000
______________________________________
            Dean H. Eisner

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Jack D. Furst              Director                    January 31, 2000
______________________________________
            Jack D. Furst

    /s/ J. Michael Gearon, Jr.         Director                    January 31, 2000
______________________________________
        J. Michael Gearon, Jr.

        /s/ Fred R. Lummis             Director                    January 31, 2000
______________________________________
            Fred R. Lummis

         /s/ Randall Mays              Director                    January 31, 2000
______________________________________
             Randall Mays

       /s/ Thomas H. Stoner            Director                    January 31, 2000
______________________________________
           Thomas H. Stoner

      /s/ Maggie Wilderotter           Director                    January 31, 2000
______________________________________
          Maggie Wilderotter

                                 EXHIBIT INDEX

   Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K).

 Exhibit
   No.   Description of Document             Exhibit File No.
 ------- -----------------------             ----------------
 1       Underwriting Agreement              Filed herewith as Exhibit 1
 5       Opinion of Sullivan & Worcester LLP Filed herewith as Exhibit 5
 23      Consent of Sullivan & Worcester LLP Contained in the opinion of
                                              Sullivan & Worcester LLP filed
                                              herewith as Exhibit 5
 23.1    Independent Auditors' Consent--
          Deloitte & Touche LLP              Filed herewith as Exhibit 23.1
 23.2    Consent of KPMG LLP                 Filed herewith as Exhibit 23.2
 23.3    Consent of KPMG LLP                 Filed herewith as Exhibit 23.3
 23.4    Consent of Ernst & Young LLP        Filed herewith as Exhibit 23.4
 23.5    Consent of Ernst & Young LLP        Filed herewith as Exhibit 23.5
 23.6    Consent of KPMG LLP                 Filed herewith as Exhibit 23.6
 23.7    Consent of Arthur Andersen LLP      Filed herewith as Exhibit 23.7
 23.8    Consent of KPMG LLP                 Filed herewith as Exhibit 23.8
 24      Power of Attorney                   Filed herewith as page II-3 of the
                                              Registration Statement